Exhibit 99.1

Copa Holdings Announces Monthly Traffic Statistics for June 2018

PANAMA CITY, July 12, 2018 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for June 2018:

Operating Data	Jun	Jun	% Change	YTD	YTD	% Change
	2018	2017	(YOY)	2018	2017	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	2,169.1	2,003.9	8.2%	12,743.6	11,603.0	9.8%
RPM (mm) (2)	1,827.6	1,648.0	10.9%	10,607.7	9,498.5	11.7%
Load Factor (3)	84.3%	82.2%	2.0p.p.	83.2%	81.9%	1.4p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of June 2018, Copa Holdings' system-wide passenger traffic (RPMs) increased 10.9% year over year, while capacity (ASMs) increased 8.2%. As a result, system load factor for the month was 84.3%, 2.0 percentage points higher than June 2017.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 80 destinations in 32 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 101 aircraft: 82 Boeing 737NG aircraft and 19 EMBRAER-190s. For more information visit www.copa.com.

CPA-G

CONTACT: Raúl Pascual – Panamá
Director – Investor Relations
011 (507) 304-2774